

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

October 16, 2007

<u>Via Facsimile ((617) 310-6001) and U.S. Mail</u>

Jim Redding, Esq.
Greenberg Traurig, LLP
One International Place
Boston, MA 02110

> **Re: Summer Infant, Inc.**
> **Schedule TO-I, filed October 9, 2007**
> **Schedule 13E-3, filed October 10, 2007**
> **File No. 005-80724**

Dear Mr. Redding:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
<u>Exhibit (a)(5)(A)</u>

1.   You stated in this press release that the discussion therein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at <u>www.sec.gov</u> in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

Offer to Purchase

Cover page

2.   Because the offer expires at 5:00 p.m. instead of midnight on what is the twentieth business day following commencement, it appears that the offer is open for less than the full twenty business days. Please make the necessary revisions in the offer document, letter of transmittal and related documents to comply with Rule 13e-4(f)(1)(i). See Question and Answer 8 in Exchange Act Release No. 16623 (March 5, 1980).

3.   We note that the company makes no recommendation. Please clarify here and throughout the offer document that the board has determined that the offer is fair.

Summary Term Sheet, page 2

4.   Please revise this section to include a summary of the going private aspects of this tender offer.

Special Factors

5.   Please include a section describing the background of the tender offer. Refer to Item 1005 of Regulation M-A.

Purpose of the Offer, page 8

6.   Please revise to clarify why you are conducting the offer at this time. We note that the circumstances cited appear to be unrelated to the present situation of the company or its securities. Refer to Item 1013(c) of Regulation M-A.

7.   We note your reference to warrants separating from the units. Please provide a brief background of the units and their terms.

Fairness of the Offer, page 9

8.   Please revise this section to provide the disclosure required by Item 1014 of Regulation M-A.

9.   We note your disclosure here and elsewhere in the offer document that the board of directors determined that the offer is fair and in the best interests of the company and its warrant holders. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A.

10.   Please revise the first bullet point to explain how the board of directors considered the company's financial condition and results of operations. What about these factors allowed the board to make its fairness determination and why were these factors viewed as positive in the board's analysis?

11.   Please revise your disclosure to describe the basis for the premium the company is offering in the offer.

12.   We note your reference to "management's own analysis." To the extent the board used or relied upon that analysis, please describe it briefly.

13.   Please refer to the first paragraph of page 10 where you state that you believe the offer is fair despite not requiring security holder approval because you believe the price offered is fair. Please revise to clarify how your belief that the price offered balances out a procedural fairness factor.

Material Federal Income Tax Consequences, page 11

14.   We note your statement that the discussion is "for general information only" (page 15). Please delete this statement, as it implies that you are not responsible for the disclosure in your offer document.

The Tender Offer
Withdrawal Rights, page 20

15.   Please disclose the availability of the withdrawal rights described in Rule 13e-4(f)(2)(ii).

Conditions of the Offer, page 21

16.   Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

17.   We note you have reserved the right to assert the occurrence of any of the conditions to the offer "at any time and from time to time." Defining the conditions as an ongoing right which may be asserted at any time and from time to time suggests that conditions to

the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in the closing paragraph of this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

Source and Amount of Funds, page 23

18.   Please disclose the interest rate of the credit facility and any plans or arrangements to repay or finance the line of credit. Refer to Item 1007(d) of Regulation M-A.

Certain Information Concerning Summer, page 23

19.   We note you are incorporating by reference pro form financial information from a proxy statement dated February 13, 2007. Note that Item 1010(b) of Regulation M-A requires disclosure of pro forma information describing the effect of the current transaction. Please tell us how your prior pro forma financial information complies with that requirement. Alternatively, disclose the required pro forma financial information. In addition, please revise the first sentence under the caption "Summary Unaudited Pro Forma Financial Information" to clarify that you refer to pro forma, not historical information.

20.   On a related note, please revise the disclosure at the bottom of page 24 to provide all of the information required by Item 1010(c) of Regulation M-A.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated

by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions